AutoNation, Inc. (AN)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

AutoNation Shareholder since 2010

 Please Vote for Proposal 3 - Shareholder Right to Call for a Special Shareholder Meeting

It is important to note that the management action, to give only the record holders of AutoNation the right call a special meeting and only if they amass 25% of the voting power of AutoNation, failed to obtain an opinion from the Securities and Exchange Commission that the management proposal generally implemented Proposal 3.

This is the record of AutoNation management failing to convince the Securities and Exchange Commission:

AutoNation, Inc. (February 25, 2022)

https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2022/cheveddenautonation022522-14a8.pdf

Proposal 3 does not call for the shareholder right to call a special shareholder meeting to be restricted to record holders. This is important because according to the current so-called right if the non insider record holders hold 40% of AutoNation stock then it would take a 62% consensus from these shares to equal 25% of the AutoNation voting power to merely call for a special shareholder meeting.

Thus the current face value of a 25% consensus might in reality be a 62% consensus which would be an absolutely overwhelming consensus. A requirement for an absolutely overwhelming consensus is not much of a right.

Please Vote for Proposal 3 - Shareholder Right to Call for a Special Shareholder Meeting

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.